Filed Pursuant to Rule 433
Dated June 22, 2009
Registration Statement No. 333-149952

Computershare Trust Company, N.A.

P.O. Box 43078

Providence Rhode Island 02940-3078

Within the US, Canada & Puerto Rico 800 621 7825

Outside the US, Canada & Puerto Rico 312 360 5129

TDD 312 588 4110

www.computershare.com/mcdonalds

Dear Registered Shareholder:

Effective July 1, 2009, McDonald’s Corporation and Computershare are pleased to announce that registered shareholders will have two methods of selling their book-entry shares held in the MCDirect Shares Plan or in the Direct Registration System.

Market Order Sales

Computershare is offering registered shareholders the option of placing a request to sell shares at or near the current market price. There are three ways of placing a market order sales request:

1.	Online via Investor Centre – You will conveniently find this new feature within the “Sell Shares” function by accessing your account at www.computershare.com/mcdonalds. If you are not an Investor Centre member, you can register at any time, including when placing your sales request.

2.	Interactive Voice Response System (IVR) – Market order sales functionality has been added to the sales option on the IVR. The IVR can be accessed by calling 1-800-621-7825.

3.	Investor Services Representative – Representatives are available at 1-800-621-7825 from 9:00 a.m. to 6:00 p.m. EST Monday through Friday to handle requests and answer any questions.

Market order sales requests will be placed promptly with a broker upon receipt during market (New York Stock Exchange) hours (normally Monday through Friday, 9:30 a.m. to 4:00 p.m. EST). Any market order sale received while the market is closed will be placed by the broker as soon as possible after the market opens. The amount you receive will be the market price of the sale obtained by Computershare’s broker less a $25 transaction fee and a per share fee of $0.15 capped at $35. The maximum sales fee you would pay to sell shares using the market order program is $60 per transaction. Wire transfer fees, or fees for additional optional services, if applicable, will be added to the maximum sales fee.

Batch Order Sales

A batch order is a request to sell your shares that is aggregated with sales requests of other participants and sold in a single transaction, generally within five business days after the order is received. A batch order sale is the only option available for sales requests made in writing. All telephone and online sale requests will automatically be treated as a batch order sales request unless a market order sale is specified. The maximum sales fee you would pay to sell shares using the batch sales option remains unchanged at $50 per transaction, which includes a $15 transaction fee plus a per share fee of $0.15 capped at $35. Wire transfer fees, or fees for additional optional services, if applicable, will be added to the maximum sales fee.

MCDirect Shares participants can find information on both sales options by accessing the updated MCDirect Shares prospectus at www.investor.mcdonalds.com. Sales information is also available at www.computershare.com/mcdonalds, or by calling a Computershare representative at 1-800-621-7825.

Neither Computershare nor McDonald’s provide investment advice or recommendations on any sale transaction. Any decision to sell any McDonald’s shares must be made by you based upon your own research and judgment.

Sincerely,

McDonald’s Corporation & Computershare

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Plan Administrator will arrange to send you the prospectus if you request it by visiting www.computershare.com/mcdonalds or by calling 1-800-621-7825 or 1-312-588-4110 for the hearing impaired.